Filed by Interxion Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Interxion Holding N.V.

Filer’s SEC File No.: 001-35053

Date: March 4, 2015

This filing relates to a proposed business combination involving TelecityGroup plc and

Interxion Holding N.V.

INXN 4Q14 Conference Call Script

Jim Huseby

Thank you, operator.

Hello everybody and welcome to Interxion’s fourth quarter 2014 conference call. I am joined by David Ruberg, Interxion’s Vice Chairman and CEO, and Josh Joshi, the Company’s CFO. To accompany our prepared remarks, we have prepared a slide deck, which is available on the Investor Relations page of our website at investors.interxion.com. We encourage you to download these slides to use during this call if you have not already done so.

Before we get started, I’d like to remind everyone that some of the statements we will be making today are forward-looking in nature, and involve risks and uncertainties. Actual results may vary significantly from those statements, and may be affected by the risks we identified in today’s press release, and those identified in our filings with the SEC. We assume no obligation, and do not intend to update or comment on forward-looking statements made on this call. In addition, we will provide non-IFRS measures on today’s conference call. We provide a reconciliation of those measures to the most directly comparable IFRS measures in today’s press release which is posted on our Investor Relations page at investors.interxion.com.

We would also like to remind you that we post important information about Interxion on our website at www.interxion.com and on social media sites such as Facebook at Facebook.com/interxion and Twitter at @interxion. We encourage you to check these sites for the most current available information.

Following our prepared remarks, we will be taking questions.

Now, I am pleased to hand the call over to Interxion’s CEO, David Ruberg.

David….

David Ruberg

Thank you, Jim, and welcome to our fourth quarter and year end 2014 earnings call.

Before we discuss our fourth quarter and full year results, I wanted to make a few comments on our proposed all-share merger with Telecity Group. As you saw from the joint press release issued yesterday, discussions with TelecityGroup remain ongoing. We continue to make good progress towards completing mutual due diligence and finalizing transaction documentation which reflects the agreed transaction terms as announced on 11 February 2015.

Accordingly, we have extended our agreement not to solicit or discuss alternative proposals until after 9 March 2015.

As we have previously noted, there can be no certainty that a binding agreement with Telecity Group will be reached, nor as to the terms of such agreement. Signing of a binding transaction agreement remains subject to, among other things, satisfactory completion of mutual due diligence and approval by the Interxion and TelecityGroup boards of directors.

Given that a binding agreement has not yet been reached, we would like to keep the focus of today’s call on Interxion’s earnings results. As such, we will not be making any more comments on this matter and we will not be taking any questions on the proposed transaction or the ongoing discussions with TelecityGroup and ask that you limit your questions to Interxion’s financial results and earnings related topics. Thank you in advance for your cooperation. With that said, I would now like to speak about Interxion’s business and our results.

Please turn to slide 4.

Our 2014 full year and 4Q results demonstrates that Interxion continues toproduce solid results while Europe continues to work its way through a difficult economic period. We have achieved these results by successfully focusing on and executing against our strategic goal of creating Communities of Interest. We’re focused on developing these Communities because they provide a host of benefits over time, including higher sustainable organic growth, improved pricing power, lower churn, and less expansion risk. Our vision for cloud community development has, so far, evolved about as we expected. 2014 was a year of tremendous accomplishment in terms of executing the strategy that we have been discussing with you over the past several years. In addition to our existing Cloud Hub relationships with Microsoft, AWS and BIM, we attracted other key global cloud service providers including Oracle and Salesforce that are the corners stones to the multiple cloud hubs we have built.

Interxion had a strong 2014. Full year revenue grew 11%, gaining momentum throughout the year. Adjusted EBITDA also grew 11% with consistent margins despite the typical dilutive impact caused by our record capacity expansion. During the year, we adjusted our plans to be responsive to our customer needs, raising our capex plans and adding additional liquidity to the balance sheet through the bond tap last April. We’ve been putting that capital to work, expanding in 8 of our 11 countries and opening 6 new data centers, which included our expansion into Marseille, an important gateway hub serving Africa and the Middle East. We also announced today that we are constructing our tenth data center on our Frankfurt campus, in response to the continued strong demand we are experiencing in that market.

Please turn to slide 5.

We pre-released our results on February 11, so most of this data is already well known. As usual, Josh will be sharing the detail of our financial results later in the call. We generated quarterly revenues in 4Q 2014 of nearly 90 million euros, with recurring revenues at nearly 84 million euros. As expected, given the order activity we had sold and was installed over the course of 2014, both our Total Revenue and Recurring Revenue increased every quarter throughout 2014 compared to the prior year quarter with the fourth quarter Total Revenue growing 15% over 4Q 2013. Adjusted EBITDA also grew 15% year over year in the 4th quarter and grew 4% sequentially.

Please turn to slide 6.

We continued our strong operational momentum in the fourth quarter. We added a quarterly record 4,900 square meters of new capacity in the fourth quarter, as we opened the latest phases of FRA8 earlier than we had announced. Despite this big increase in new capacity, utilization remained high at 76%, demonstrating the discipline in our approach to construction, combined with the strong backlog of orders that we have developed. We installed 2,500 square meters in the quarter. For the full year 2014, Interxion installed 11,300 square meters, the largest year of installations in our history and 24% more than the previous high in 2012.

With respect to our other key metrics:

•	Sales pipeline continues to be strong:

•	Demand remains healthy and bookings were solid throughout 2014 and were particularly strong in the fourth quarter;

•	Pricing : continues to be in line with the last couple of quarters

•	Book to bill times have not changed and ARPU was in line with our expectations; and

•	Churn for the year was within our historical range of between a half and three quarters of a percent per month on average.

Please turn to slide 7

During the fourth quarter, we opened new data centres in Marseille and Vienna, and expanded existing facilities in Amsterdam and Frankfurt. As I mentioned a few moments ago, we also announced that we have started construction on Frankfurt 10, a power dense 4,800 square meter facility that will be part of our European cloud centre. We anticipate that the first phase of this facility will be ready for service in the first quarter of 2016.

Frankfurt continues to be a strong market for Interxion, as we have been continuously adding capacity to meet demand from all of our segments, especially the cloud service providers. In 2014, we added 4,500 square meters of equipped space on our Frankfurt campus. We believe our Frankfurt campus is the single best connected campus in Europe.

Vienna has also been a strong market for Interxion over the past year. Our Vienna campus serves over 100 carriers and ISPs and is an important part of Interxion’s Pan-European Cloud and Connectivity Communities. Cloud service providers have identified Vienna as an ideal gateway market to access eastern and southern Europe and complement their facilities in other markets for Pan-European coverage. In Vienna 2, we opened 1,300 square meters in the quarter, and are scheduled to open additional capacity, much of which is already pre-booked, over the course of 2015. Consistent with our approach to own our strategic, stand-alone assets, we have reached agreement and are in the process of purchasing this facility.

As a quick update on our Marseille facility that we opened in the third quarter 2014, the customer response continues to be great, from multiple segments and customer interest remains very active.

Please turn to slide 8.

In 4Q 2014, we continued our expansion and we attracted some very significant customers to grow our Communities of Interest.

Our very healthy growth in Q4 was spearheaded by the Managed Service Provider Segment, with Cloud driving an increasingly significant portion of our revenue and bookings. I believe that we now have, as customers all the leading Global Software-as-a-Service providers, all the leading Global Infrastructure-as-a-Service providers and all the leading Global Platform-as-a-Service providers. They are choosing Interxion as the data center provider to reach their customers in Europe.

The chart shows that our Managed Service Providers segment is approaching the level of revenue of Network Providers, indicating that the primary use case for colocation is shifting from a pure connectivity hub to a cloud hub that builds on connectivity to deliver cloud-based applications.

While Managed Service Providers are rapidly growing, all our segments are contributing to our growth. Network Providers, for instance, grew 6% in 2014, and will also benefit in 2015 from the addition of our connectivity-rich asset in Marseille.

The focus on communities of interest has been a steady, consistent approach and we have been very successful in identifying the magnets that are most likely to thrive in our environments. You can expect to see us continue on this path in 2015, bringing additional benefits to both our customers and our shareholders.

I would now like to turn the call over to Josh.

Josh Joshi

Thank you, David. Welcome to everybody on the phone and on-line.

I’d like to start by discussing the group’s fourth quarter results, with some additional colour on our two reporting segments. I will follow that with a review of our financial performance for the year, including capital expenditures, cash flow and the balance sheet, and conclude with a few comments on our returns.

So starting with the fourth quarter, please turn to slide 10.

Interxion finished 2014 with a strong fourth quarter, continuing our track record of consistent quarterly execution.

Total revenue in the fourth quarter was 89.9 million Euros, up 15% organically compared to the fourth quarter 2013 and up 4% sequentially. On a constant currency basis, total revenue was up 14% year over year and 4% sequentially. Recurring revenue in the fourth quarter increased to 83.7 million euros, a 13 % year over year increase and a 4% sequential increase. Non-recurring revenue was a quarterly record high of 6.2 million euros in the fourth quarter, in line with strong installations drove demand for related support services that we provide to our customers.

Recurring Monthly ARPUs on a per square meter basis were consistent with our expectations, down approximately 1.5% from last quarter. The installation of 2,500 square metres of revenue generating space was the main driver for this sequential decrease. Looking ahead, I continue to expect recurring ARPUs to move down through the first half of the year by another percentage point or two each quarter, driven by the same trends as we experienced in the fourth quarter. By the second half of the year I would expect recurring ARPUs to start to stabilize and then improve somewhat as underlying power and energy uptake from our base start to become more visible.

Turning to costs, Cost of Sales was 37.0 million Euros in the fourth quarter 2014, up 18% over the fourth quarter last year and 4% higher than the third quarter of 2014. Gross Profit was 53.0 million Euros, an increase of 13% year over year and

4% sequentially, with Gross Profit Margins at 58.9%, unchanged from the third quarter despite the expansion drag that has been continuing in the fourth quarter, as well as changes due to the revenue mix.

Sales and marketing costs have increased to 6.5 million euros in the fourth quarter, an increase of 3% year over year and up 10% sequentially due primarily to increased sales commissions (tied to the strong 4th quarter bookings David mentioned). Sales and marketing costs were 7.3% of revenue in the quarter within our usual range of 7% to 8% of revenue.

Other G&A costs at 7.7 million euros were 16% higher year over year, flat sequentially. We continue to focus on managing our overall cost base tightly, including Other G&A which is running just under our usual range of 9% to 10% of revenue.

Adjusted EBITDA was 38.7 million Euros, an increase of 15% year over year and 4% higher sequentially. Adjusted EBITDA margin of 43.0% in the fourth quarter was a good performance for the period.

Depreciation, amortization, and impairment expense was 17.3 million euros, an 8% sequential increase and a 28% increase year over year, consistent with our increases in data centre investments

The fourth quarter finance expense was 8.0 million euros, 43% higher than last year’s fourth quarter and up 15% sequentially. There are two factors at play here: the bond tap earlier this year, and to a lesser degree the mortgage on our Brussels property and the Amsterdam and Vienna capital leases, have increased our steady-state quarterly finance expense.

The fourth quarter income tax charge was 3.5 million euros, which represents an effective tax rate of 32%. The sequential uptick in the effective tax rate was driven by an increase in non-deductible share based payments. The cash tax rate for the year was at approximately 13%.

Reported net profit in the quarter was 7.4 million euros, compared to 9.8 million euros in the same quarter last year and 9.0 million euros in the third quarter.

Reported earnings per share was 11 euro cents on a diluted share count of 70.1 million shares, compared to 14 euro cents in the fourth quarter last year and 13 euro cents in the third quarter.

Now let’s take a closer look by reporting segment. Please turn to slide 11.

The momentum in our largest geographic reporting segment continued as Revenue in the Big 4 was 56.4 million euros, up 15% year over year and 3% sequentially, and accounted for approximately 63% of the company’s quarterly total. Recurring revenue growth was 13% year over year and 3% sequentially. Consistent with many recent quarters, we saw continued strength in Germany and the Netherlands, along with improved strength in France. Adjusted EBITDA in the Big 4 was 29.0 million euros with margins at 51.4%, down from both the fourth quarter 2013 and third quarter 2014. This is a result of the significant expansions and changes in the revenue mix, some lumpiness in the timing of maintenance expense, and increased sales commissions as mentioned earlier.

Revenue in the Rest of Europe was 33.5 million euros, up 14% year over year and a very strong 6% sequentially. Recurring revenue growth was 11% year over year and 4% sequentially. Adjusted EBITDA was up a strong 21% year over year to 18.1 million euros, with margins of 53.9%, up both year over year and sequentially despite the opening of VIE2 in the quarter. Austria again saw solid revenue growth in the quarter as VIE2 opened during the quarter and immediately saw strong installations. Ireland and Sweden also had strong quarters once again.

Please turn to slide 12 where I would like to spend some time on the full year results.

For the year 2014, total revenue was 340.6 million euros, an 11% increase year over year. Total Non-recurring revenue was 21.4 million, 35% higher than 2013 and a side benefit of the strong year of installations. Total Recurring revenue was 319.2 million euros, up 10% year over year

Gross profit was 10% higher year over year while Adjusted EBITDA increased to 146.4 million euros, 11% higher than 2013.

Net finance expense for the year was 27.9 million euros compared to 57.5 million euros in 2013, which was impacted by the 31 million euro one-off cost associated with the refinancing in the summer of 2013. During the year we have capitalized 3.6 million of finance costs, compared with 1.7 million euros in the prior year. This reflects the increased construction activity in 2014 compared with a lower relative level of construction for most of 2013.

Income tax expense was 15.4 million euros compared to 6.1 million euros in 2013. The 2013 number was unusually low and benefitted from the impact of deductible refinancing costs. Our effective tax rate in 2014 was 31% and as already mentioned, our cash tax rate was [15]% in the year.

Reported net profit was 35.1 million euros in 2014, but this comparison is also skewed by the impact of last year’s refinancing costs. Taking account of this and other items, Adjusted net profit was 32.5 million, up 10% compared to 2013. Adjusted Diluted EPS were 46 euro cents, a 9% year over year increase, as we account for a slightly higher share count. There is more detail on Adjusted Net profit and Adjusted EPS in the appendix to the presentation.

Please turn to slide 13.

This chart shows the operating leverage inherent in our business model over the last 5 years. I would like to take a moment and remind you how this works in our business. When we open new facilities, most of the incremental costs are realized almost immediately. For example, property costs rise immediately when data centres are opened, as our lease and construction costs are capitalized during the construction period. Likewise, the amount of personnel to operate a new data center doesn’t vary much as utilization increases, so we staff our data centres almost fully upon the opening of a new facility. Maintenance expense, which is in the other cost category also follow a similar pattern. So as we open new facilities, margins are impacted in the short term, this is commonly referred to as expansion drag and over time as operating leverage improves, so does the margin.

Energy, on the other hand, is a directly variable cost that typically starts low and increase over time, and therefore its impact is realized over time after the facility has opened and starts to fill.

These trends are evident on this page. Perhaps the best way to sum it up is that over the last 5 years or 60 months, the company has opened 14 new datacenters and added about 39,000 square metres of equipped space capacity – which by the way is an over 70% increase in capacity and in that timescale we have expanded our margins by over 500 basis points. Of that 70% increase in capacity, more than half of it has occurred in the last 24 months and you can see the temporary impact that it has over this timescale. I wanted to remind you that our customer demand led expansions and disciplined deployment means that the underlying long term operating leverage in our business model remains intact as we go forward.

Moving to slide 14, let’s discuss our capital expenditures.

Capital expenditures, including intangibles, totaled 47.8 million Euros during the fourth quarter which brought the total invested in the year to 216.3 million euros. Of these capital expenditures, 198.7 million were discretionary, dedicated for expansion and upgrades to meet customer requirements, with the remaining non-discretionary investments totaling 17.6 million euros for maintenance and intangibles.

We spent around 200 million euros in expansion and upgrade capital expenditure in 2014. This can be broken down as approximately 10 million residual spend from projects in 2013, about 140 million euros that relate to projects we completed in 2014 and about 50 million euros for projects that we started in 2014 but will in fact be completed in 2015 or later.

Looking at the spend by geography, we invested 150.2 million euros in our BIG 4 markets, with the lions share again invested in Amsterdam and Frankfurt, and some in Marseille. We invested 60.4 million euros in our rest of Europe markets, with the largest investments being made in Vienna and Sweden.

Please turn to slide 15.

Interxion ended the year with nearly 100 million euros in cash and cash equivalents, up from 45.7 million euros at the end of 2013, driven primarily by the 135.4 million of cash from operations, 157.9 million of net proceeds from the bond tap, and 216.3 million invested in capex. Additionally we paid 25.2 million euros in cash interest and 6.3 million in cash taxes.

In addition to the Marseille data center purchase, we entered into a capital lease on our AMS7 property and, as David mentioned, in the fourth quarter we signed an agreement to purchase our Vienna campus. At the year end the purchase of Vienna was treated as effectively a capital lease with the purchase liability on the balance sheet pending closing of the transaction. We expect to complete our Vienna campus purchase by the end of the first quarter.

Balance sheet ratios remain strong, with Gross Leverage at 3.8x LTM adjusted EBITDA and Net Leverage at 3.2x, both higher than last year primarily due to the additional bond tap and new capital leases. Cash ROGIC, which is our return on gross invested capital is 11%.

Our blended interest costs at year end were 6.1, up 20bps from the end of 2013. With the cash on hand, access to the 100 million euros revolving credit facility and the strong cash generation of our data centre assets, we have the financial flexibility and funding to execute our expansion program.

Please turn to Slide 16.

Our fully built out data centres are providing an attractive, and I believe, industry leading cash return of 28% year over year. As data centres become full with customers participating in our vibrant communities of interest, they become assets with extremely attractive returns. As an example – the gross margins on these fully built out data centres are at above 65% and the underlying operating leverage that I was talking about earlier really shines through.

Our approach remains focused and consistent securing long-term attractive cash returns in a disciplined and measured manner.

And with that, I would like to turn the call back over to David.

David Ruberg

Thanks Josh.

During recent earnings calls I’ve used this part of the presentation to, among other things, discuss why we believe the fundamentals of the European carrier neutral colocation industry continue to be robust and to outline the opportunity we see as enterprises look to migrate to the Cloud. I thought it would be helpful to further expand on these areas today.

Please turn to slide 18

You may recall for the last few quarters we have outlined our predictions of the expected cloud adoption curves for Enterprises in the US and Europe, derived from market observations and discussions with our customers, their customers and our US channel partners.

There is now increasing evidence in the marketplace that our predictions are becoming a reality, especially in the area of the application structure.

We believe that, from an Enterprise perspective, that cloud utilization will develop in three phases:

Phase One: Saas and Iaas Adoption, for Standalone Applications

Phase Two: PaaS Adoption leads to Hybrid Application Restructuring

Phase Three: Business Process Re-design leads to Application Conversion

Let me spend a few words on each of these phases.

Phase 1 is well underway, as we are seeing strong momentum for SaaS adoption and rapid growth for IaaS in SMB segment and pockets of the Enterprise. SaaS is in the most advanced phase of adoption, as enterprises are shifting from a software license model to a pay-per-use model with lower capital investments. The adoption of IaaS is growing rapidly too, although it’s primarily driven by the SMB segment and specific workloads within Enterprise – such as test and development. Several Cloud Providers that have deployed SaaS and IaaS in our data centres have raised their forecasts for capacity requirements, and are planning further expansions into new cities.

Phase 2 is starting now with the emergence of Hybrid Cloud solutions in the US, which we expect to spill over into Europe starting in the second half of this year.

In our conversations with customers and partners in the US, we’re witnessing early developments of these solutions, whereas customers architect new applications with a view of deploying them across a mix environment of public and private clouds to get the best of both worlds: optimal response time and full control, combined with the ability to flex the usage of resources up and down.

The key driver for this phase is PaaS, which is becoming a strategic priority for Cloud Providers and developers. Cloud Providers are making significant investments in PaaS to create Cloud communities on their platforms, and developers are embracing this new model for Cloud native applications.

Phase 2 is very important for the colocation industry, not only because it drives demand from Cloud Providers but also because it’s a strong indication that Enterprises are starting to re-structure their applications with a Hybrid Cloud model in mind.

The key choice that customers have is whether to deploy these solutions in a remote hybrid cloud (with a large bandwidth connection between the private and public cloud portions) or to colocate them in a carrier-neutral data centre. We believe that the latter will be a more valuable option for certain classes of workloads and we expect to be able to capture a significant portion of that market.

Phase Three is further out in the future, of course, but some of our customers are already starting to think how to re-design their business processes to take full advantage of flexibility that Hybrid Cloud provides from an architectural standpoint. This is the phase when all the legacy processes will be rethought and applications will be fully converted to the new model, which will present a huge opportunity for our industry.

Our strategic focus is to enable Colocated Hybrid Cloud solutions that capture the opportunities in Phase 2 and prepare us for the opportunities in Phase 3.

Please turn to slide 19

We believe that we have been making the right investments over the last 24-36 months to enable and accelerate the Hybrid Cloud adoption for Enterprises.

Firstly winning all the key public cloud providers’ platforms allows our enterprise customers to directly access these platforms. We have a mix of both compute nodes and network access nodes to the most valuable hyperscale public clouds as well as a growing community of local cloud providers. We have all seen the announcements by hyperscale providers outlining their plans to build their own facilities in Europe, which will drive even more demand for the on-ramp and off-ramp located in our data centres.

Our community of 500 carriers also ensures the connectivity options are met for Enterprises to connect both remote as well as colocated hybrid cloud deployments. In addition, housing 20 of Europe’s Internet exchanges ensures the real time performant consumer facing applications of our Enterprise customers reach the 75% of Europe’s GDP in a time sensitive manner. These assets are available to Enterprises across 39 data centres in 11 countries.

Secondly, our go-to-market model is providing significant value to our Enterprise community. By partnering with Interxion our International Enterprise accounts experience not only a single point of contact into the Interxion portfolio but also have the chance to leverage both our Segment expertise within their industry vertical, such as Financial Services or Digital Media, as well as take advantage of our in-depth local knowledge in our 11 countries. Add to that our increasing understanding and partnering with the Systems Integrator community and we are well positioned to not only anticipate the Enterprise Hybrid cloud needs but also advise customers on their implementation.

Finally, our investment in product innovation means our Cloud Connect product further enables Enterprise Hybrid cloud deployment. The Cloud Connect product brings together Enterprises, Carriers and Cloud Providers to connect, transact and create value within the ever forming community of interest. We are launching this in all of our major cloud hubs through 2015.

With all of these capabilities together we believe Interxion is not only enabling Enterprises to adopt hybrid cloud solutions in a timely manner but also accelerating this adoption through anticipating and removing potential barriers, which will greatly benefit our customers and our shareholders.

Please turn to slide 20.

Before getting to the specifics of our guidance for 2015, I’d like to remind you again about our guidance philosophy. Our approach is to provide annual guidance for revenue, adjusted EBITDA and capex on our 4Q call, and publicly update that guidance as appropriate during the year.

For 2015, we expect total revenue to be in the range of 375 million to 388 million euros. We expect Adjusted EBITDA to be in the range of 162 million to 172 million euros. And we expect our capital expenditures to between 180 million and 200 million euros, [with approximately XX% of this amount to be used to fulfill existing orders.

I would like to once again thank all of our employees in all of our countries for staying focused on our customers and continuing to deliver strong results throughout 2014 I would also like to thank our shareholders and bondholders for their continued support.

Now let me hand the call back to the operator to begin the question and answer segment.

As a reminder, we ask that you please limit your questions to earnings related topics. Thank you in advance for your cooperation.

We are now happy to take your questions. Operator?

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”). In addition, the negotiations for the business combination may not advance, and even if they do, it may not be possible to enter into definitive documentation on satisfactory terms and close the agreement.

Interxion does not assume any obligation to update the forward-looking information contained in this report.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.